FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 24, 2022

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

The board of directors of Banco Santander, S.A. has resolved to call shareholders to the next ordinary general shareholders’ meeting (the “2022 AGM”) to be held at Centro de Formación El Solaruco (Ciudad Grupo Santander), Avenida de Cantabria s/n, Boadilla del Monte, on 31 March 2022 at 1:00 p.m. (CEST), on first call, or on 1 April 2022, at the same time and place, on second call, with the agenda indicated below.

The call of meeting will be published in the coming days.

Agenda for the 2022 AGM
1 Annual accounts and corporate management.
1 A Annual accounts and directors’ reports of Banco Santander, S.A. and of its consolidated group for 2021.
1 B Consolidated statement of non-financial information for 2021, which is part of the consolidated directors’ report.
1 C Corporate management for 2021.
2 Application of results obtained during 2021.
3 Board of directors: appointment, re-election or ratification of directors.
3 A Setting of the number of directors.
3 B Appointment of Mr Germán de la Fuente.
3 C Re-election of Mr Henrique de Castro.
3 D Re-election of Mr José Antonio Álvarez.
3 E Re-election of Ms Belén Romana.
3 F Re-election of Mr Luis Isasi.
3 G Re-election of Mr Sergio Rial.
4 Re-election of the external auditor for financial year 2022.
5 Amendments of the Bylaws.
5 A Amendment of Articles 6 (form of the shares) and 12 (transfer of shares).
5 B Amendment of Article 16 (capital reduction).
5 C Amendment of Article 19 (issuance of other securities).

5 D Amendment of Article 26 (right to attend the meeting).
5 E Amendment of Articles 45 (secretary of the board) and 29 (presiding committee of the general shareholders’ meeting).
5 F Amendment of Article 48 (executive chair).
5 G Amendment of Article 52 (audit committee).
5 H Amendment of articles relating to remuneration matters: Article 58 (compensation of directors), Article 59 (approval of the director remuneration policy) and Article 59 bis (transparency of the director compensation system).
5 I Insertion of a new Article 64 bis (prior authorisation for the payment of dividends other than in cash or own funds instruments).
6 Amendments of the Rules and Regulations for the General Shareholders’ Meeting.
6 A Amendment of Article 6 (information available as of the date of the call to meeting).
6 B Amendment of Article 13 (presiding committee of the general shareholders’ meeting).
6 C Amendment of articles relating to remote attendance at the meeting by electronic means: elimination of the Additional Provision (attendance at the shareholders’ meeting by distance means of communication in real time), insertion of a new Article 15 bis (remote shareholders’ meeting) and amendment of Article 19 (proposals).
6 D Amendment of Article 17 (presentations).
7 Share capital.
7 A Authorisation to the board of directors to increase the share capital on one or more occasions and at any time, within a period of 3 years, by means of cash contributions and by a maximum nominal amount of €4,335,160,325.50. Delegation of the power to exclude pre-emptive rights.
7 B Reduction in share capital in the amount of €129,965,136.50, through the cancellation of 259,930,273 own shares. Delegation of powers.
7 C Reduction in share capital in the maximum amount of € 865,000,000, through the cancellation of a maximum of 1,730,000,000 own shares. Delegation of powers.
7 D Reduction in share capital in the maximum amount of €867,032,065, equivalent to 10% of the share capital, through the cancellation of a maximum of 1,734,064,130 own shares. Delegation of powers.
8 Remuneration.
8 A Directors’ remuneration policy.

8 B Setting of the maximum amount of annual remuneration to be paid to all the directors in their capacity as such.
8 C Approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.
8 D Deferred Multiyear Objectives Variable Remuneration Plan.
8 E Application of the Group’s buy-out regulations.
8 F Annual directors’ remuneration report (consultative vote).
9 Authorisation to the board and grant of powers for conversion into public instrument.

Boadilla del Monte (Madrid), 24 February 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 24, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance